Exhibit 99.1

Liberty Defense Announces New Board Member

Adding An Experienced Government and Commercial Security Leader

Wilmington, MA, USA – October 16, 2026 - Liberty Defense Holdings Ltd. (“Liberty” or the “Company”) (NASDAQ: DETX), a leading technology provider of AI-based next generation detection solutions for concealed weapons and threats, today announced the appointment of Steve Karoly to the Board of Directors, effective immediately. Steve will replace outgoing CEO Bill Frain, who is leaving the company at the end of October, on the Board.

"We are extremely pleased to welcome Steve to the Board of Directors," said John Percival, Chairman of Liberty Defense. "Steve has strong experience in government and transportation security from his years at TSA, Customs & Border Protection and K2 Security Screening. He brings valuable insights into federal security requirements, procurement and the deployment of security technologies across the nation's transportation infrastructure."

Steve Karoly Joins Board of Directors

Mr. Karoly is a senior security, nuclear and defense executive with more than 30 years of government, transportation and technology industry experience. Mr. Karoly currently is the Executive Vice President of K2 Security Screening Group, a leading systems integrator of airport and transportation security infrastructure. Previously, he served as the Transportation Security Administration's Acting Assistant Administrator for Requirements and Capabilities Analysis, where he oversaw a $1 billion budget and led TSA engagement with airlines, airport authorities and local law enforcement agencies. He also served as TSA's Innovation Leader, where he led development of the agency's Innovation Strategy and was responsible for enterprise and operational risk analytics.

Earlier in his government career, Mr. Karoly was as a senior executive with the Department of Homeland Security's Domestic Nuclear Detection Office and with U.S. Customs and Border Protection. Mr. Karoly also served for 30 years in the United States Navy Reserve, retiring as a Captain in 2014. He holds a bachelor's degree in Marine Transportation/Nautical Science from the United States Merchant Marine Academy and a master's degree in Systems Engineering from Johns Hopkins University.

"Liberty Defense is addressing an important and growing need for advanced security screening solutions," said Mr. Karoly. "Having spent much of my career focused on transportation security, federal acquisition and the deployment of advanced detection technologies, I see significant opportunities for Liberty's technology. I look forward to contributing my experience to the Board and helping the Company expand its presence across the U.S. government and broader security markets."

On Behalf of Liberty Defense

Bill Frain

CEO

About Liberty Defense

Liberty Defense Holdings Ltd. (“Liberty” or the “Company”) (NASDAQ: DETX) provides multi-technology security solutions for concealed weapons detection in high volume foot traffic areas and locations requiring enhanced security in public places. Liberty’s HEXWAVE product, for which the company has secured an exclusive license from Massachusetts Institute of Technology (MIT), as well as a technology transfer agreement for patents related to active 3D radar imaging technology, provides discrete, modular, and scalable protection to provide layered, stand-off detection capability of metallic and non-metallic weapons. Liberty has also recently licensed the millimeter wave-based, High-Definition Advanced Imaging Technology (HD-AIT) body scanner and shoe scanner technologies as part of its technology portfolio. Liberty is committed to protecting communities and preserving peace of mind through superior security detection solutions. Learn more: LibertyDefense.com

For sales information, please contact:

Ian McNaughton

Senior Director Business Development, Liberty Defense

613-292-3669

imcnaughton@libertydefense.com

FORWARD-LOOKING STATEMENTS

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although Liberty believes, in light of the experience of its officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because Liberty can give no assurance that such statements will prove to be correct. Such statements and information reflect the current view of Liberty.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause Liberty’s actual results to differ materially from those indicated or implied by forward-looking statements and information, including those appearing in Liberty’s public filings. Such factors include, among others: currency fluctuations; limited business history of Liberty; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses; general development, market and industry conditions; and other factors described in Liberty’s public filings. Liberty undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

Liberty cautions that the foregoing list of material factors is not exhaustive. When relying on Liberty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Liberty has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Liberty as of the date of this press release and, accordingly, are subject to change after such date. Liberty does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

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